UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number	001-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation 401(k) Profit Sharing Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-13

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14
Signatures	15
Exhibit 23.1	16

235 Peachtree Street, NE Suite 1800 Atlanta, GA 30303	404 588 4200 wipfli.com

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator and Plan Participants

Peoples Financial Corporation 401(k) Profit Sharing Plan

Biloxi, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Peoples Financial Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2007.

June 27, 2023

Atlanta, Georgia

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets

Investments at fair value	$22,344,258	$20,354,864

Investments at contract value	-	3,851,851

Employer receivable contribution	-	1,015

Notes receivable from participants	266,877	224,984

Net assets available for benefits	$22,611,135	$24,432,714

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2022

Additions to net assets
Investment income:

Net depreciation in fair value of investments	$(2,495,056)
Interest	18,089
Dividends	347,619
Other	(4,891)
Total investment income	(2,134,239)

Contributions:
Employer	259,971
Employees	526,417
Employees - rollovers	32,325
Total contributions	818,713

Interest income on notes receivable from participants	14,447

Total additions	(1,301,079)

Deductions from net assets

Distributions paid to participants	470,051
Other deductions	50,449
Total deductions	520,500

Change in net assets available for benefits	(1,821,579)

Net assets available for benefits, beginning of year	24,432,714

Net assets available for benefits, end of year	$22,611,135

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer Contributions

A summary of employer contributions is as follows:

Employer Discretionary Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. Currently, the discretionary matching contribution is 75% of a participant’s 401(k) deferral up to 6% of compensation. The matching contribution is allocated among the investment options according to each participant’s instructions.

Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.

Participant Accounts

Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:

Employer Discretionary Matching Contribution Account:

This account is credited bi-weekly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and daily with the employee’s share of the net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Employee Salary Reduction and Voluntary Contribution Account:

Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and, under certain circumstances, forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf. A salary reduction contribution cannot exceed the lesser of 100% of compensation or the defined contribution dollar limitation. The employee’s interest in this account will always be 100% vested.

Company Nonelective Contribution Account:

This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this account are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.

Employee Rollover Contribution Account:

This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of this account. This account will always be 100% vested.

Merged Plan Asset Account:

This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.

Eligible participants are entitled to receive required minimum distributions in annual installments.

The Plan also allows for certain hardship withdrawals of elective deferrals.

Upon termination of employment, amounts not vested will be forfeited. Forfeitures may be used to pay administrative expenses or to reduce Employer Contributions, other than Elective Deferral Contributions, Qualified Matching Contributions, and Qualified Nonelective Contributions, made after the Forfeitures are determined. Forfeitures that have not been used to pay administrative expenses or used to reduce Employer Contributions will be allocated on the last day of the plan year using annual compensation for the plan year.

There were no forfeitures during the year ended December 31, 2022 or as of December 31, 2022.

Notes Receivable from Participants

This account is maintained for participants who have taken a loan against their Employee Salary Reduction and Voluntary Contribution Account and/or their Employee Rollover Contribution Account. This Account is credited with interest accrued on the loan and payments made on the loan. A participant may borrow a minimum of $1,000 and a maximum of $50,000 or 50% of employee deferral contributions and rollovers. A participant can have up to one loan outstanding at any given time. The notes bear a fixed interest rate of prime rate plus 2%. Interest rates are set at the time of the funding of the loan. As of December 31, 2022, interest rates for outstanding loans ranged from 5.25% to 9.50% with maturities through 2028. This Account is credited with interest accrued on the loan and payments made on the loan. Principal and interest are paid ratably through bi-weekly payroll deductions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation

The Plan’s investments in mutual funds and Company common stock are recorded at fair value as determined by the closing price on actively traded markets. Shares of registered investment companies are valued at net asset value of shares held by the Plan at year end. The Plan’s interest in common/collective trust is valued based on the daily net asset value (“NAV”) of the fund as determined by the issuer of the fund, which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note D for further details. The Plan’s investment in the guaranteed investment contract is recorded at contract value. See Note C for further details.

Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. Delinquent notes receivable from participants are classified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C – FIXED INCOME GUARANTEED OPTION

The Plan invests in a fully-benefit responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company, a guaranteed general-asset backed group annuity contract. The Plan’s portion of the net assets available for plan benefits attributable to the GIC are reported at contract value. Contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, which approximates fair value.

The issuer of the GIC maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no events in which the issuer can terminate the GIC with the Plan and settle at an amount different from the contract value. However, a 5% surrender charge may apply in the event the Plan liquidates or transfers its interest in the GIC.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) changes to the Plan’s policy on transfers to competing investment options or the related equity wash provision and (2) termination of the Plan’s interest in the GIC by the Plan’s administrator. On April 13, 2021, the Plan administrator notified Principal Trust Company that it would terminate the Plan’s interest in the Principal Fixed Income Guaranteed Option 12 months from the notification date. On April 13, 2022 the Principal Fixed Income Guaranteed fund was liquidated and transferred into the MetLife fund and there were no surrender charges applied.

For the period from January 1, 2022 to liquidation the average yield of the Principal Fixed Income Guaranteed Option Contract was approximately 1.81%, based on actual interest earnings credited to participants.

NOTE D – FAIR VALUE MEASUREMENTS

All investments are held by Principal Trust Company in an account managed by Principal Life Insurance Company, the Plan’s service provider.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2022.

Mutual funds: Valued at the closing price reported on the active market on which the funds are traded.

Common stock: Valued at the closing price reported on the active market on which individual securities are traded.

Collective trust and pooled separate accounts: Valued at NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV of the investments in the common/collective trust is derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments. The NAV is used as the practical expedient to estimate fair value. This investment is not classified within the valuation hierarchy but presented for reconciliation purposes only.

Certain events could limit the ability of the Plan to transact at contract value with the collective trust fund. Such events include a total or partial Plan termination, mergers, or failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemptions under ERISA. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the fund.

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investments, excluding the guaranteed investment contract, are reported at fair value in the accompanying statement of net assets available for benefits. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balance of investments which are measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2022 and 2021 are as follows:

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$12,414,637	$	$	$12,414,637
Company common stock	1,306,670			1,306,670
	$13,721,307	$	$	13,721,307

Investments measured at NAV				8,622,951

Total investments at fair value				$22,344,258

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$14,003,072	$	$	$14,003,072
Company common stock	1,497,217			1,497,217
	$15,500,289	$	$	15,500,289

Investments measured at NAV				4,854,575

Total investments at fair value				$20,354,864

NOTE E – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $53,213 (3,228 shares) and sold $45,352 (3,035 shares) of the Company’s common stock during the year ended December 31, 2022. Shares held by the Plan at December 31, 2022 and 2021 had a market value of $1,306,670 and $1,497,217, respectively.

The third-party administrator for the Plan is Principal Life Insurance Company, and the costs for the services related to Plan administration (which qualify as party-in-interest transactions) paid for by the Plan amounted to $50,499 for the year ended December 31, 2022 and are presented on the Statement of Changes in Net Assets Available for Benefits as other deductions.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.

Certain Plan investments are held in pooled separate accounts and common/collective trust as party-in-interest transactions. Since Principal Life Insurance Company is the Plan custodian, these transactions qualify as party-in-interest transactions.

Participants may take a loan against their Employee Salary Reduction and Voluntary Contribution Account and/or their Employee Rollover Contribution Account.  These loans qualify as party-in-interest transactions.

NOTE F - CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in the Company’s common stock, which approximates 6% of the Plan’s net assets available for benefits as of December 31, 2022. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE G – ADMINISTRATIVE EXPENSES

Investment management fees and administrative fees related to recordkeeping are charged against the earnings of the investment fund in which the participating funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction. The Company absorbs other administrative expenses, if any. There were no administrative expenses absorbed by the Company for the year ended December 31, 2022.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE I - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated August 8, 2014, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

NOTE J – SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 27, 2023, and has determined that no significant events occurred after December 31, 2022, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834 Plan 004

December 31, 2022

	Identity of issuer, borrower,	Description of investment including maturity date,	Cost	Current
(A)	lessor or similar party (B)	rate of interest, collateral, par or maturity value (C)	(D)	Value (E)
	Reliance Trust Company	MetLife Stable Value Fund - 39,039 shares	N/A	$8,415,246
*	Principal life Insurance Company	Principal Small Cap S & P Index Fund - 2,483 shares	N/A	207,705
	BlackRock Advisors	BlackRock High Yield Bond Fund - 185,057 shares	N/A	1,228,769
	Robert W. Baird & Co.	Baird Core Plus Bond I Fund - 141,453 shares	N/A	1,396,141
	Vanguard Group	Vanguard Inflation Protection Admiral Fund - 45,402 shares	N/A	1,051,059
	Vanguard Group	Vanguard Target Retirement Investment Fund - 7,133 shares	N/A	87,307
	Vanguard Group	Vanguard Target Retirement 2020 Investment Fund - 1,032 shares	N/A	26,170
	Vanguard Group	Vanguard Target Retirement 2025 Investment Fund - 34,635 shares	N/A	577,709
	Vanguard Group	Vanguard Target Retirement 2030 Investment Fund - 1,822 shares	N/A	57,147
	Vanguard Group	Vanguard Target Retirement 2035 Investment Fund - 5,414 shares	N/A	104,767
	Vanguard Group	Vanguard Target Retirement 2040 Investment Fund - 38,701 shares	N/A	1,315,832
	Vanguard Group	Vanguard Target Retirement 2045 Investment Fund - 18,591 shares	N/A	424,243
	Vanguard Group	Vanguard Target Retirement 2050 Investment Fund - 91 shares	N/A	3,427
	Vanguard Group	Vanguard Target Retirement 2055 Investment Fund - 835 shares	N/A	35,233
	Vanguard Group	Vanguard Target Retirement 2060 Investment Fund - 114 shares	N/A	4,415
	Fidelity Management	Fidelity 500 Index Fund - 11,047 shares	N/A	1,470,590
	John Hancock Advisors	John Hancock Disciplined Value R6 Fund - 54,765 shares	N/A	1,146,233
	T. Rowe Price Funds	T. Rowe Price New America Growth Fund - 20,277 shares	N/A	1,056,195
	Dimensional Fund Advisors	DFA Real Estate Securities I Fund - 893 shares	N/A	32,727
	Dimensional Fund Advisors	DFA U.S. Small Cap Value I Fund - 6,109 shares	N/A	240,034
	Janus International Holding	Janus Henderson Triton N Fund - 5,801 shares	N/A	144,626
	Vanguard Group	Vanguard Mid Cap Index Admiral Fund - 797 shares	N/A	201,182
	Vanguard Group	Vanguard Mid Cap Growth Index Admiral Fund - 2,213 shares	N/A	171,190
	Ridgeworth Funds	Virtus Ceredex Mid-Cap Value Equity R6 Fund - 21,746 shares	N/A	235,073
	The American Funds	American Funds Capital World Growth and Income R6 Fund - 6,994 shares	N/A	360,602
	The American Funds	American Funds EuroPacific Growth R6 Fund - 7,043 shares	N/A	345,311
	The American Funds	American Funds New World R6 Fund - 5,215 shares	N/A	346,194
	Oppenheimer	Invesco Oppenheimer International Equity R6 Fund - 18,029 shares	N/A	352,458
*	Peoples Financial Corporation	Common Stock - 90,115 shares	N/A	1,306,670
*	Notes receivable from participants	5.25% to 9.50% notes, maturing through 2028	N/A	266,877
		Total		$22,611,135
*	represents party-in-interest	N/A Due to Plan being fully participant directed, such values are not required.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Name of Plan

/s/ Daniel A. Bass

_______________________________________________

The Asset Management and Trust Division of

The Peoples Bank, Biloxi, Mississippi; Trustee

By: Daniel A. Bass, Vice-President/Trust Officer,

The Peoples Bank, Biloxi, Mississippi

June 27, 2023

Date